May 13, 2010
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549
Ms. Suzanne Hayes, Branch Chief

Re:	RegeneRx Biopharmaceuticals, Inc. Registration Statement on Form S-1, File No. 333-166146
Dear Ms. Hayes:
On May 11, 2010, the undersigned (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) a request for acceleration of the effective date of the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:45 p.m. Eastern time on Thursday, May 13, 2010, pursuant to Rule 461 under the Securities Act of 1933, as amended.
The Registrant hereby requests withdrawal of its previous request for acceleration of the effective date of the Registration Statement, without prejudice to submit a subsequent request for acceleration. We apologize for any inconvenience.
Very truly yours,
RegeneRx Biopharmaceuticals, Inc.

By:	/s/ C. Neil Lyons

C. Neil Lyons
Chief Financial Officer

cc:	Darren K. DeStefano, Esq., Cooley LLP